Rule 424(b)(3)
No. 333-107486

CNL RETIREMENT PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 26, 2004 and the Prospectus Supplement dated December 14, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus and the Prospectus Supplement unless otherwise stated herein.

Information as to proposed Properties for which the Company has entered into initial commitments to acquire and the number and types of Properties acquired by the Company are presented as of January 25, 2005, and all references to commitments and Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after January 25, 2005, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

The following table sets forth the type, location and acquisition date for each of the Properties acquired by the Company between December 1, 2004 and January 25, 2005.

Type and Location	Date Acquired

Retirement Communities
Horizon Bay
Houston, TX (Memorial City)	12/30/04
Houston, TX (Spring Shadows)	12/30/04
Houston, TX (West University)	12/30/04
Houston, TX (Willowbrook)	12/30/04
Sugar Land, TX	12/30/04
Webster, TX	12/30/04

Medical Office Buildings
Texarkana, TX	01/06/05

The Horizon Bay retirement communities are independent living Properties, which opened between 1973 and 2000. The six Properties include a total of 2,125 independent living units.

The medical office building represents approximately 77,732 rentable square feet and was built in 1978.

As of January 25, 2005, the Company owned interests in 223 Properties consisting of 170 retirement communities and 53 medical office buildings, and a 55% ownership interest in a development and property management company that manages 31 of the Company’s medical office buildings. In addition, the Company has commitments to acquire one retirement Property, five medical office buildings and two undeveloped tracts of land. The retirement Properties are or are expected to be leased on a long-term, triple-net basis and are managed by Operators of retirement facilities. The medical office buildings are or are expected to be leased on either a gross basis or a triple-net basis for a period of five to twenty years.

As of January 25, 2005, 108 of the 170 retirement Properties owned by the Company are operated by Sunrise. Additionally, two Properties owned by the Company as of January 25, 2005 are being developed by Sunrise Development, Inc., an affiliate of Sunrise. Upon completion of each development, the Property will be operated by Sunrise. Six additional Operators manage the remaining 60 retirement Properties owned by the Company as of January 25, 2005.

The Board of Directors declared Distributions of $0.0592 per Share to stockholders of record on January 1, 2005, payable by March 31, 2005.

February 1, 2005	Prospectus Dated March 26, 2004

THE OFFERINGS

GENERAL

As of January 25, 2005, the Company had received subscriptions from this offering for 21.1 million Shares totaling $211.3 million in Gross Proceeds. As of January 25, 2005, the Company had received aggregate subscriptions for 239 million Shares totaling $2.39 billion in gross proceeds, including 5.9 million Shares ($58.7 million) issued pursuant to the Reinvestment Plan and from its Prior Offerings and this offering. As of January 25, 2005, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and offering expenses, totaled $2.2 billion. As of January 25, 2005, the Company used $1.8 billion of net offering proceeds, $71.4 million in advances relating to its line of credit and $1.03 billion in Permanent Financing, as well as the assumption of $88.5 million in bonds payable, to invest $3.0 billion in 223 Properties. As of January 25, 2005, the Company had repaid $51.4 million in advances relating to its line of credit, had paid $159.4 million in Acquisition Fees and Acquisition Expenses and had used $8.1 million to redeem 0.9 million Shares of Common Stock, leaving $127.0 million available to invest in Properties or Mortgage Loans.

BUSINESS

PROPERTY ACQUISITIONS

The following tables represent Property acquisitions for the period December 1, 2004 through January 25, 2005, which include both retirement communities and medical office buildings.

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PROPERTY ACQUISITIONS
Retirement Communities
From December 1, 2004 through January 25, 2005

Property Location	Purchase Price	Depreciable Tax Basis (1)	Date Acquired	Lease Expiration and Renewal Options	Minimum Annual Rent	Additional Rent

Spring Shadows Place (2) (3) (4) (the "Houston Spring Shadows Property") Existing retirement facility The Houston Spring Shadows Property is located in Houston, Texas, and includes 390 independent living units.	$9,000,000	$7,500,000	12/30/04	12/2019; two five-year renewal options
$694,000 for the first lease year; $764,000 for the second lease year; $810,000 for the third lease year; $856,000 for the fourth lease year; $879,000 for the fifth lease year with increases of 3% each lease year thereafter
						N/A

Terrace at Clear Lake (2) (3) (4) (the "Webster Property") Existing retirement facility The Webster Property is located in Webster, Texas, 23 miles southeast of Houston, Texas, and includes 263 independent living units.	$24,250,000	$23,300,000	12/30/04	12/2019; two five-year renewal options
$1,838,000 for the first lease year; $2,022,000 for the second lease year; $2,144,000 for the third lease year; $2,267,000 for the fourth lease year; $2,328,000 for the fifth lease year with increases of 3% each lease year thereafter
						N/A

Terrace at First Colony (2) (3) (4) (the "Sugar Land Property") Existing retirement facility The Sugar Land Property is located in Sugar Land, Texas, 23 miles southwest of Houston, Texas, and includes 267 independent living units.	$24,500,000	$23,400,000	12/30/04	12/2019; two five-year renewal options
$1,861,000 for the first lease year; $2,048,000 for the second lease year; $2,172,000 for the third lease year; $2,296,000 for the fourth lease year; $2,358,000 for the fifth lease year with increases of 3% each lease year thereafter
						N/A

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Property Location	Purchase Price	Depreciable Tax Basis (1)	Date Acquired	Lease Expiration and Renewal Options	Minimum Annual Rent	Additional Rent

Terrace at Memorial City (2) (3) (4) (the "Houston Memorial City Property") Existing retirement facility The Houston Memorial City Property is located in Houston, Texas, and includes 518 independent living units.	$37,000,000	$34,700,000	12/30/04	12/2019; two five-year renewal options
$2,810,000 for the first lease year; $3,091,000 for the second lease year; $3,279,000 for the third lease year; $3,466,000 for the fourth lease year; $3,560,000 for the fifth lease year with increases of 3% each lease year thereafter
						N/A

Terrace at West University (2) (3) (4) (the "Houston West University Property") Existing retirement facility The Houston West University Property is located in Houston, Texas, and includes 329 independent living units.	$28,000,000	$25,900,000	12/30/04	12/2019; two five-year renewal options
$2,124,000 for the first lease year; $2,336,000 for the second lease year; $2,478,000 for the third lease year; $2,619,000 for the fourth lease year; $2,690,000 for the fifth lease year with increases of 3% each lease year thereafter
						N/A

Terrace at Willowbrook (2) (3) (4) (the "Houston Willowbrook Property") Existing retirement facility The Houston Willowbrook Property is located in Houston, Texas, and includes 358 independent living units.	$25,250,000	$24,100,000	12/30/04	12/2019; two five-year renewal options
$1,916,000 for the first lease year; $2,107,000 for the second lease year; $2,235,000 for the third lease year; $2,362,000 for the fourth lease year; $2,426,000 for the fifth lease year with increases of 3% each lease year thereafter
						N/A
____________________

FOOTNOTES:

(1)	Represents the approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the Properties acquired. Depreciable tax basis includes a portion of the purchase price plus acquisition costs for Properties subject to operating leases.

(2)	The Houston Spring Shadows, Webster, Sugar Land, Houston Memorial City, Houston West University and Houston Willowbrook Properties, which are hereinafter referred to as the "Horizon Bay Portfolio Two Properties, " were purchased from Metro National Corporation and affiliates of Metro National Corporation.

(3)	The Horizon Bay Portfolio Two Properties are leased to and operated by affiliates of Horizon Bay Management, LLC. Horizon Bay Management, LLC and certain of its affiliates lease and operate 26 of the 170 retirement communities owned by the Company. The leases for this portfolio contain pooling terms, meaning that the net operating profits with respect to all of the Properties are combined for the purpose of funding rental payments due under each lease.

(4)	In connection with the acquisition of the Horizon Bay Portfolio Two Properties, the Company obtained Permanent Financing comprised of six loans in an aggregate amount of $90 million. The loans bear interest at a rate of Freddie Mac Reference Bill Index plus 112 basis points and require interest only payments through maturity on January 1, 2010, with all unpaid principal and interest due at that time. In connection with the loans, the Company incurred loan costs of $0.7 million.

OCCUPANCY RATE AND REVENUE PER UNIT

The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past two years that the Properties have been operational are as follows:

Property	Year (1))	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit

Spring Shadows Property	2003	90.4%	$29.38	$26.57
	2004	91.9%	30.43	27.96

Webster Property	2003	57.5%	$48.57	$27.93
	2004	70.0%	51.36	35.95

Sugar Land Property	2003	76.0%	$47.58	$36.14
	2004	88.7%	50.75	45.00

Memorial City Property	2003	86.3%	$41.62	$35.89
	2004	85.3%	44.50	37.93

West University Property	2003	88.3%	$49.59	$43.81
	2004	89.0%	51.53	45.84

Willowbrook Property	2003	95.6%	$41.46	$39.61
	2004	92.9%	42.63	39.61

__________________

(1)	Data represents information for each applicable fiscal year, unless noted otherwise.

PROPERTY ACQUISITIONS
Medical Office Buildings
From December 1, 2004 through January 25, 2005

Property	Rentable Square Footage	Purchase Price	% Owned by the Company	Subject to Ground Lease	Depreciable and Amortizable Tax Basis (1)	Date Acquired	Occupancy	Annualized Base Rent	Annualized Base Rent Per Occupied Square Foot	Principal Tenants (2)

Texarkana Professional Bldg (3) (4) (5) (6) (the "Texarkana Property") Existing multi-tenant medical office building built in 1978 The Texarkana Property is located in Texarkana, Texas, four miles from the campus of St. Michael Hospital.	77,732	$8,500,000	47%	N	$8,300,000	01/06/05	100%	$1,112,345	$14.31	CHRISTUS St. Michael Health System; Collom & Carney Clinic Association (7)

____________________

FOOTNOTES:

(1)	Represents the approximate federal income tax basis of the depreciable and amortizable portion (the building, equipment and intangible portion) of each of the Properties acquired. Depreciable tax basis includes a portion of the purchase price plus acquisition costs for Properties subject to operating leases.

(2)	Represents tenants leasing 10% or more of the building’s rentable square footage.

(3)	Information is provided as of January 1, 2005.

(4)	The Texarkana Property was purchased from affiliates of Lehman Brothers, Capital Partners, Inc. and certain members of the management team of The DASCO Companies, L.L.C. who individually owned interests in the Texarkana Property.

(5)	In connection with the acquisition of the Texarkana Property, the Company assumed $7.1 million in existing debt. The loan bears interest at 8.41% and requires principal and interest payments until maturity in June 2010. In connection with the loan, the Company incurred loan costs of $0.1 million.

(6)	The remaining 53% ownership interest in the Texarkana Property is held by various tenants in the building. The tenants are given ownership interests in order to induce them to enter into leases at the Property.

(7)	CHRISTUS St. Michael Health System leases 61,004 square feet with annual base rent of $872,967 which increases to $1,036,457.88 on December 15, 2009. Collom & Carney Clinic Association leases 16,728 square feet with annual base rent of $239,378, which increases to $284,209 on December 15, 2009. The leases expire on December 14, 2014 and the tenants pay their proportionate share of operational expenses.

The following table contains information regarding the expiration schedule of lease agreements pertaining to space in the medical office building that the Company has acquired based on leases in place as of January 1, 2005:

Property	Year	Number of Expiring Leases	Total Square Feet of Expiring Leases	Annual Base Rent of Expiring Leases (1)	Percentage of Gross Base Rents on Expiring Leases

Texarkana Property	2014	2	77,732	$1,112,345	100.0%

(1)     Represents annualized January 2005 base rent.

OCCUPANCY RATE

The following table presents the average occupancy rates for the medical office building for the last four years:

Property	Location	Year	Average Occupancy Rate

Texarkana Property	Texarkana, TX	2001	100%
		2002	100%
		2003	100%
		2004	100%

PENDING INVESTMENTS

As of January 25, 2005, the Company had initial commitments to acquire one retirement Property, five medical office buildings and two undeveloped tracts of land for an aggregate purchase price of $62.0 million. The Properties include the Galleria Woods Continuing Care Retirement Community (in Hoover, Alabama), five medical office buildings (two in Chattanooga, Tennessee; one in each of Oakbrook Terrace and Carpentersville, Illinois, and Evansville, Indiana) and two tracts of land (one in each of Austin and Shenandoah, Texas).

The retirement Property is expected to be acquired from Senior Living Communities, Inc. Two of the medical office buildings are expected to be acquired from Catholic Health Initiatives, one is expected to be acquired from Provena Health System and one is expected to be acquired from Brugh Smith Stephens, LLC. The remaining medical office building is expected to be developed on the campus of the Deaconess Gateway Hospital. The Company would not own the land for the development property, but expects to sign a ground lease with the Deaconess Gateway Hospital. The two tracts of land are expected to be acquired from Metro National Corporation.

The acquisition of each of the investments is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these investments will be acquired by the Company. If acquired, the lease for the retirement Property is expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases." Three of the medical office buildings are expected to be leased on a triple-net basis and two are expected to be leased on a gross basis. The lease terms are expected to range from five to 20 years. Two of the medical office buildings are expected to have one tenant each and three are expected to have multiple tenants. All five medical office buildings are expected to be managed by The DASCO Companies, L.L.C., in which the Company owns a 55% interest.

Leases. Set forth below are summarized terms expected to apply to the leases for each of the Properties. More detailed information relating to a Property and its related lease(s) will be provided at such time, if any, as the Property is acquired.

PENDING INVESTMENT PROPERTIES
Retirement Communities
As of January 25, 2005

Property	Estimated Purchase Price	Lease Term and Renewal Options	Minimum Annual Rent	Percentage Rent

Galleria Woods Continuing Care Retirement Community (1) (2) (the "Hoover Property") Existing retirement facility The Hoover Property is located in Hoover, Alabama, 15 miles south of Birmingham, Alabama, and includes 152 independent living units, 24 assisted living units and 30 skilled nursing units.	$5,500,000	15 years; two ten-year renewal options	$530,000 for the first lease year with increases of 2.5% each lease year thereafter (3)	(4)

____________________

FOOTNOTES:

(1)	It is expected that this Property will be leased to and operated by American Retirement Corporation, which also leases and operates eight of the 170 retirement communities owned by the Company.

(2)	The Company has committed to fund up to an additional $2.0 million for capital improvement projects. As the capital improvement projects are funded, the lease will be amended and annual rent will increase accordingly.

(3)	Based on estimated purchase price.

(4)	It is expected that additional rent will be equal to 10% of the non-refundable portion of the resident entrance fees remitted to the Operator.

PENDING INVESTMENT PROPERTIES
Medical Office Buildings
As of January 25, 2005

Property	Rentable Square Footage	Estimated Purchase Price	Estimated % Owned by the Company	Expected to be Subject to Ground Lease	Occupancy	Annualized Base Rent	Annualized Base Rent Per Occupied Square Foot	Principal Tenants (1)

Randall Road Clinic (2) (3) Carpentersville, Illinois (the "Carpentersville Property") Existing multi-tenant medical office building	9,665	$2,388,000	70%	N	100%	$193,300	$20.00	Provena Health System (4)

Oakbrook Terrace Medical Center (2) Oakbrook Terrace, Illinois (the "Oakbrook Terrace Property") Existing multi-tenant medical office buildings	84,141	$20,070,000	100%	N	97.3%	$2,168,268	$26.49	Loyola University Medical Center (5)

Deaconess Gateway Hospital Medical Office Building (2) (6) Evansville, Indiana (the "Evansville Property") Multi-tenant medical office building currently under construction	74,159	$12,400,000	100%	Y	(6)	(6)	(6)	Deaconess Gateway Hospital (4)

Memorial Mission Surgery Center and Medical Office Building (2) Chattanooga, Tennessee (the "Chattanooga I Property") Existing multi-tenant medical office building	44,979	$10,800,000	100%	Y	85.7%	$980,668	$25.43	Memorial Health Care System, Inc.; Memorial Mission Outpatient Surgery Center, LLC; Stephen B. Stubblefield, M.D. (4)

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Property	Rentable Square Footage	Estimated Purchase Price	Estimated % Owned by the Company	Expected to be Subject to Ground Lease	Occupancy	Annualized Base Rent	Annualized Base Rent Per Occupied Square Foot	Principal Tenants (1)

Memorial Plaza Medical Office Building (2) Chattanooga, Tennessee (the "Chattanooga II Property") Existing multi-tenant medical office building	63,338	$4,950,000	100%	Y	90.7%	$976,901	$17.01	Arthritis Associates (5); Chattanooga Internal Medicine Group, P.C. (4); Chattanooga Oncology & Hematology Associates, P.C. (5); Drs. Laramore, Heinsohn and Donwitz (4)

Total	276,282	$50,668,000				$4,319,137

Weighted Average					92.8%		$23.04

____________________

FOOTNOTES:

(1)	Represents tenants leasing 10% or more of the building’s rentable square footage.

(2)	Information is provided as of January 1, 2005.

(3)	In connection with the Carpentersville Property, the Company expects to own all of the land and 67.7% of the medical office building. Quality Renal Care, LLC currently owns the remaining 32.3% of the medical office building located on this Property. In addition, the Company expects to assume a ground lease with Quality Renal Care, LLC in connection with the land underlying the portion of the medical office building owned by Quality Renal Care, LLC. The ground lease is expected to expire in May 2009 and is expected to contain two ten-year renewal options. The annual base rent under the ground lease is expected to be $40,000. It is expected that upon the expiration of the ground lease, the Company will own the remaining 32.3% of the medical office building.

(4)	The lease is expected to be on a triple-net basis.

(5)	The lease is expected to be on a gross basis.

(6)	The Evansville Property is expected to be a development property, which is scheduled to open in January 2006. It is expected that 75.0% of the building’s rentable square footage will be leased to Deaconess Gateway Hospital with annualized base rent aggregating $791,048, or $14.23 per occupied square foot.

In connection with and as a condition to the acquisition of the Horizon Bay Portfolio Two Properties, the Company has agreed to and expects to purchase an 8.5 acre undeveloped tract of land located in Shenandoah, Texas for $2.8 million and a 10.4 acre undeveloped tract of land located in Austin, Texas for $3.05 million. The Company expects to purchase both undeveloped tracts of land from Metro National Corporation. The Company expects to sell the tracts of land to a third party developer/operator, but there can be no assurances that this objective will be met.

The following table contains information regarding the expiration schedule of lease agreements pertaining to space in the medical office buildings that the Company has entered into an initial commitment to acquire based on leases in place as of January 1, 2005:

Property	Year	Number of Expiring Leases	Total Square Feet of Expiring Leases	Annual Base Rent of Expiring Leases (1)	Percentage of Gross Base Rents on Expiring Leases

Carpentersville Property	2020	1	9,665	$ 193,300	100.0%

Oakbrook Terrace Property	2005	8	19,032	437,160	20.1%
	2006	3	9,663	246,780	11.4%
	2007	1	575	19,188	0.9%
	2008	2	2,988	92,928	4.3%
	2009	-	-	-	-
	2010	1	9,501	335,592	15.5%
	2011	3	40,082	1,036,620	47.8%

Evansville Property (2)	2010	1	18,540	180,284	22.8%
	2011-2014	-	-	-	-
	2015	2	37,080	610,764	77.2%

Chattanooga I Property	2008	2	5,102	82,650	8.4%
	2009	3	11,852	190,642	19.5%
	2010-2022	-	-	-	-
	2023	1	21,606	707,376	72.1%

Chattanooga II Property	2005	6	25,848	370,613	37.9%
	2006	2	9,989	192,996	19.8%
	2007	2	8,745	164,016	16.8%
	2008	-	-	-	-
	2009	1	2,090	39,708	4.1%
	2010-2013	-	-	-	-
	2014	1	10,747	209,568	21.4%

(1)     Represents annualized January 2005 base rent.

(2)     The anticipated lease terms do not commence for the Evansville Property until construction is completed. The estimated completion date is January 2006.

Carpentersville Property. The Carpentersville Property, which was built in 2000, is the Randall Road Clinic, a multi-tenant medical office building, located in Carpentersville, Illinois. The Carpentersville Property is expected to be master-leased to Provena Health System and is used for physical therapy and as a clinic.

Oakbrook Terrace Property. The Oakbrook Terrace Property consists of two medical office buildings, which were built in 1986 and 1989, located in Oakbrook Terrace, Illinois. The Oakbrook Terrace Property is located six miles from the campus of Loyola University Medical Center. Tenancy in the Oakbrook Terrace buildings is a mix of physician practices that desire proximity to the hospital.

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Evansville Property. The Evansville Property is expected to be a development Property which is scheduled to be completed in January 2006, and is expected to be named the Deaconess Gateway Hospital Medical Office Building. The Property is expected to be a multi-tenant medical office building located on Deaconess Health System’s Gateway campus in Evansville, Indiana. Tenancy in the building is expected to be a mix of physician practices that desire proximity to the hospital.

Chattanooga I Property. The Chattanooga I Property, which was built in 2003, is the Memorial Mission Surgery Center and Medical Office Building, a multi-tenant medical office building, located in Chattanooga, Tennessee. The Chattanooga I Property is located on the campus of Memorial Hospital. Tenancy in the building consists of a mix of physician practices that desire proximity to the hospital.

Chattanooga II Property. The Chattanooga II Property, which was built in 1995, is the Memorial Plaza Medical Office Building, a multi-tenant medical office building, located in Chattanooga, Tennessee. The Chattanooga II Property is located on the campus of Memorial Hospital. Tenancy in the building consists of a mix of physician practices that desire proximity to the hospital.

BORROWINGS

On December 30, 2004, the Company obtained Permanent Financing comprised of six loans in an aggregate amount of $90 million in connection with the acquisition of six Properties. The loans have a term of five years and bear interest at a rate of Freddie Mac Reference Bill Index plus 112 basis points. The loans require interest only payments through maturity in January 2010, with all unpaid principal and interest due at that time. In connection with the loans, the Company incurred loan costs of $0.7 million.

On January 6, 2005, the Company assumed Permanent Financing of $7.1 million in connection with the acquisition of a medical office building. The loan bears interest at 8.41% and requires principal and interest payments until maturity in June 2010. In connection with the loan, the Company incurred loan costs of $0.1 million.

On January 13, 2005, the Company obtained Permanent Financing in the amount of $100 million which is collateralized by the Aureus Portfolio One Properties. The loan has a term of five years and bears interest at LIBOR plus 125 basis points. The loan requires interest only payments through maturity in January 2010, with all unpaid principal and interest due at that time. In connection with the loan, the Company incurred loan costs of $1.0 million.

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